VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

September 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	The Procter & Gamble Company

Definitive Additional Materials on Schedule 14A

Filed September 11 and 12, 2017 by The Procter & Gamble Company

File No. 001-00434

Dear Mr. Panos:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated September 13, 2017 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on September 11 and 12, 2017.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment.

Additional Definitive Soliciting Materials

1.	We direct you to comment 1 of our letter dated August 22, 2017 and your response dated August 23, 2017, wherein you confirmed future solicitations would comply with our comment. We note multiple solicitations filed on September 11, 2017 provide comparative TSR results without disclosing that the categories of component TSRs were calculated using different methodologies. As previously communicated, please ensure that explanatory disclosures accompany the use of comparative TSR percentages if such measures are calculated using different formulaic methodologies. Refer to Rule 14a-9.

United States Securities and Exchange Commission September 19, 2017 Page 2

Response: The Company acknowledges the Staff’s comment and recognizes that in one of the solicitations filed on September 11, 20171, explanatory disclosure regarding the comparative TSR methodologies was inadvertently omitted (such solicitation, the “Social Media Post”). The Company has corrected the Social Media Post to include the explanatory disclosure and has filed the corrected version on EDGAR. With respect to the Company’s remaining solicitations filed on September 11, 2017, the Company respectfully advises the Staff that the Company believes it has complied with comment 1 of the Staff’s letter dated August 22, 2017 and will ensure that explanatory disclosures accompany the use of comparative TSR percentages if such measures are calculated using different formulaic methodologies. The Company is providing on a supplemental basis an annotated version of each relevant filing from September 11, 2017 (other than the Social Media Post) indicating where the relevant disclosure was included.

2.	Six videos have been posted to The Procter & Gamble Company’s website, available at https://voteblue.pg.com/our-plan. Please provide us with an analysis of how the registrant has complied with the Rule 14a-6 requirement to electronically file soliciting materials no later than the date they are first sent or given to security holders. Refer also to Rule 304 of Regulation S-T titled “Graphic, image, audio and video material.”

Response: Concurrently with the filing of this response letter, the Company is filing as additional definitive soliciting material a transcript of, and screenshots from, each of the videos posted on https://voteblue.pg.com/our-plan. Previously, the Company filed a transcript of the “Building a Better Company” video with the SEC as additional definitive soliciting materials on August 14, 20172 (the remaining videos are extracted segments of the “Building a Better Company” video).

3.	Please provide us with or disclose the factual foundation for the assertion that Nelson Peltz proposed “to move large parts of Proctor & Gamble out of [the greater Cincinnati] region . . .”, or include a corrective statement in the next new filing. To the extent a corrective statement is published, please also indicate the legal impossibility of Mr. Peltz or Trian to unilaterally act to move large parts of the Company away from Cincinnati.

Response: The Company’s factual foundation for the assertion that Nelson Peltz proposed “to move large parts of Procter & Gamble out of [the greater Cincinnati] region…” is a conversation that David Taylor and Jon Moeller had with Nelson Peltz on March 7, 2017, and another conversation that David Taylor, Jim McNerney, Ken Chenault and Angela Braly had with Nelson Peltz on July 11, 2017.

4.	Please provide us with or disclose the factual foundation for the assertion that Nelson Peltz is an “activist investor without a record of driving sustained growth . . .”, or include a corrective statement in the next new filing.

[1]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517281832/d440477ddefa14a.htm.
[2]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517256916/d440678ddefa14a.htm.

United States Securities and Exchange Commission September 19, 2017 Page 3

Response: In response to the Staff’s request, the Company respectfully directs the Staff to slides 72 through 91 of the investor presentation filed with the Commission as additional definitive soliciting material on September 19, 2017.3

5.	Please provide us with or disclose the factual foundation for the assertion that “[s]everal people [ ] would only speak candidly about their experiences with Mr. Peltz if those discussions were kept confidential, for fear of retribution”, or include a corrective statement in the next new filing. In addition, advise us, with a view toward revised disclosure, whether or not the “many directors, CEOs, and others who have worked with Mr. Peltz” specifically articulated the purported “fear of retribution” or if such motivation was publicly offered as an interpretation or speculation by the registrant as to the reason such persons were offered assurance that the discussions would be kept confidential.

Response: Over the past six months, the Company has had numerous conversations with members of the Boards of Directors and senior executives at General Electric, Mondelēz, DuPont, Pepsi, Sysco, Lazard, Wendy’s and BNY Mellon, all of which are companies that Trian has invested in during the past five years. During these conversations, several of the individuals with whom the Company spoke expressed that they would only speak candidly subject to the condition that the discussions be kept confidential based on a fear of retribution by Mr. Peltz—this motivation was not publicly offered as an interpretation or speculation by the Company as to the reason such persons were offered assurance that the discussions would be kept confidential. These conversations have formed the factual foundation for the Company’s statement regarding the feedback that the Company has received.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)

[3]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517288082/d453820ddefa14a.htm.